Financial Statements and Report of
Independent Certified Public Accountants
R2G Venture LLC
December 31, 2022, 2021 and 2020

R2G VENTURE LLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Members
R2G Venture LLC

Opinion
We have audited the consolidated financial statements of R2G Venture LLC (a Delaware limited liability company) and subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, members’ equity, and cash flows for each of the three years in the period ended December 31, 2022, and the related notes and financial statement schedules.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in accordance with accounting principles generally accepted in the United States of America.

Basis for opinion
We conducted our audits of the consolidated financial statements in accordance with auditing standards generally accepted in the United States of America (US GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of management for the financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date the financial statements are issued.

Auditor’s responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with US GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with US GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ GRANT THORNTON LLP

Chicago, Illinois
February 16, 2023

R2G VENTURE LLC
CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,
	2022	2021
ASSETS
Income producing properties, at cost:
Land	$279,754	$128,843
Buildings and improvements	565,265	373,845
Less accumulated depreciation and amortization	(30,574)	(15,548)
Income producing properties, net	814,445	487,140
Construction in progress	8,262	2,417
Net real estate	822,707	489,557
Cash and cash equivalents	8,868	5,708
Restricted cash and escrows	142	37
Accounts receivable, net	4,058	2,410
Acquired lease intangibles, net	57,266	40,619
Operating lease right-of-use assets, net	4,485	4,508
Other assets, net	27,536	18,261
TOTAL ASSETS	$925,062	$561,100

LIABILITIES AND MEMBERS' EQUITY
Mortgages payable, net	$80,053	$28,516
Accounts payable and accrued expenses	9,662	5,969
Acquired lease intangibles, net	24,098	18,887
Operating lease liabilities	6,824	6,803
Other liabilities	2,470	1,255
TOTAL LIABILITIES	123,107	61,430

Preferred members' equity	1,377	563
Common members' equity	800,578	499,107
TOTAL MEMBERS' EQUITY	801,955	499,670
TOTAL LIABILITIES AND MEMBERS' EQUITY	$925,062	$561,100

The accompanying notes are an integral part of these consolidated financial statements.

R2G VENTURE LLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
REVENUE
Rental income	$62,877	$33,387	$24,198
Other property income	1,256	819	291
TOTAL REVENUE	64,133	34,206	24,489

EXPENSES
Real estate taxes	8,916	4,687	3,103
Recoverable operating expense	8,729	3,320	2,133
Other non-recoverable operating expense	3,663	2,249	1,252
Depreciation and amortization	36,934	15,665	13,677
Transaction costs	—	—	789
General and administrative expense	754	393	305
TOTAL EXPENSES	58,996	26,314	21,259

OPERATING INCOME	5,137	7,892	3,230

OTHER INCOME AND EXPENSES
Other expense, net	(37)	(8)	—
Interest expense	(2,299)	(76)	—
NET INCOME BEFORE TAX	2,801	7,808	3,230
Income tax provision	—	—	(26)
NET INCOME	2,801	7,808	3,204
Preferred member distributions	(163)	(75)	(73)
NET INCOME AVAILABLE TO COMMON MEMBERS	$2,638	$7,733	$3,131

The accompanying notes are an integral part of these consolidated financial statements.

R2G VENTURE LLC
CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
(In thousands)

	Preferred Members' Equity	Ramco TRS LLC (0.2%)	RPT R2G Investor LLC (51.3%)	Total RPT	USFI Omaha PTE LTD (48.5%)	Total Members' Equity
Balance, December 31, 2019	$—	$489	$125,621	$126,110	$118,765	$244,875
Issuance of preferred members' equity	563	—	—	—	—	563
Capital contributions by common members	—	—	6	6	5	11
Common member distributions	—	(21)	(5,564)	(5,585)	(5,261)	(10,846)
Preferred member distributions	(73)	—	$—	—	$—	(73)
Net income	$73	6	1,606	1,612	1,519	3,204
Balance, December 31, 2020	$563	$474	$121,669	$122,143	$115,028	237,734
Capital contributions by common members	—	605	155,081	155,686	146,617	302,303
Common member distributions	—	(96)	(24,676)	(24,772)	(23,328)	(48,100)
Preferred member distributions	(75)	—	—	—	—	(75)
Net income	75	15	3,968	3,983	3,750	7,808
Balance, December 31, 2021	563	998	256,042	257,040	242,067	499,670
Issuance of preferred members' equity	814	—	—	—	—	814
Capital contributions by common members	—	761	195,156	195,917	184,505	380,422
Common member distributions	—	(163)	(41,855)	(42,018)	(39,571)	(81,589)
Preferred member distributions	(163)	—	—	—	—	(163)
Net income	163	5	1,353	1,358	1,280	2,801
Balance, December 31, 2022	$1,377	$1,601	$410,696	$412,297	$388,281	$801,955

The accompanying notes are an integral part of these consolidated financial statements.

R2G VENTURE LLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31,
	2022	2021	2020
OPERATING ACTIVITIES
Net income	$2,801	$7,808	$3,204
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	36,934	15,665	13,677
Amortization of deferred financing fees	115	5	—
Amortization of acquired above and below market lease intangibles, net	(2,927)	(915)	(2,054)
Changes in assets and liabilities, net of effect of acquisitions and dispositions:
Accounts receivable, net	(1,648)	(160)	(1,941)
Other assets, net	(1,570)	(2,249)	(849)
Accounts payable, accrued expenses and other liabilities	3,987	3,486	1,084
Net cash provided by operating activities	37,692	23,640	13,121

INVESTING ACTIVITIES
Acquisitions of real estate	(289,198)	(301,864)	—
Capital improvements	(12,677)	(2,380)	(1,218)
Net cash used in investing activities	(301,875)	(304,244)	(1,218)

FINANCING ACTIVITIES
Proceeds on mortgages payable	52,025	29,080	—
Payment of deferred financing costs	(603)	(569)	—
Capital contributions by common members	296,957	302,303	11
Issuance of preferred members' equity	814	—	563
Preferred member distributions	(156)	(75)	(73)
Common member distributions	(81,589)	(48,100)	(10,846)
Net cash provided by (used in) financing activities	267,448	282,639	(10,345)

Net change in cash, cash equivalents and restricted cash and escrows	3,265	2,035	1,558
Cash, cash equivalents and restricted cash and escrows at beginning of period	5,745	3,710	2,152
Cash, cash equivalents and restricted cash and escrows at end of period	$9,010	$5,745	$3,710

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY
Operating lease right-of-use assets obtained in exchange for operating lease liabilities	$—	$4,512	$—
Capital expenditures included in accounts payable	2,756	1,675	68
Acquisitions of real estate in exchange for interest in venture	83,465	—	—

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$2,053	$—	$—

	As of December 31,
	2022	2021	2020
Reconciliation of cash, cash equivalents and restricted cash
Cash and cash equivalents	$8,868	$5,708	$3,701
Restricted cash and escrows	142	37	9
	$9,010	$5,745	$3,710

The accompanying notes are an integral part of these consolidated financial statements.

R2G VENTURE LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Summary of Significant Accounting Policies

A summary of significant accounting policies applied in the preparation of the accompanying consolidated financial statements follows:

Organization

R2G Venture LLC (the “Venture”) was formed under an agreement dated December 10, 2019, between USFI Omaha PTE LTD (“GIC”), an affiliate of GIC Private Limited, and two affiliates of RPT Realty (“RPT”): (1) RPT R2G Investor LLC, and (2) Ramco TRS LLC. The Venture invests in REIT subsidiaries, which have the purpose of directly or indirectly, acquiring, owning, financing, maintaining, operating, improving, developing, leasing, managing and selling grocery-anchored shopping centers in target markets in the United States. RPT and GIC have committed to contribute to the Venture up to $743.3 million and $700.0 million, respectively, of capital over a six year period from the original Venture formation date to fund potential future acquisitions. As of December 31, 2022, the Venture had a separate Limited Liability Company Agreement (collectively the “REIT Agreements”) in place for each of its 13 shopping centers in which the Venture owns 100% of the common membership interest in each center. Each of these REIT Agreements are structured such that the underlying REIT subsidiaries of the Venture may conduct its business, directly or indirectly, in a manner that enables it to qualify and maintain its qualification as a REIT.

Principles of Consolidation

The consolidated financial statements include the accounts of the Venture and the accounts of several limited liability companies, each of which it controls. All significant intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Venture bases its estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and reported amounts that are not readily apparent from other sources.  Actual results could differ from those estimates.

Revenue Recognition and Accounts Receivable

Shopping center space is generally leased to retail tenants under leases that are classified as operating leases. The Venture recognizes minimum rents using the straight-line method over the terms of the leases commencing when the tenant takes possession of the space or when construction of landlord funded improvements is substantially complete. Certain of the leases also provide for contingent percentage rental income which is recorded on an accrual basis once the specified target that triggers this type of income is achieved. The leases also provide for reimbursement from tenants for common area maintenance (“CAM”), insurance, real estate taxes and other operating expenses (“recovery income”). The majority of the Venture's recovery income is estimated and recognized as revenue in the period the recoverable costs are incurred or accrued and the related revenue is earned. Lease termination income is recognized when a lease termination agreement is executed by the parties and the tenant vacates the space.  When a lease is terminated early but the tenant continues to control the space under a modified lease agreement, the lease termination fee is generally recognized evenly over the remaining term of the modified lease agreement.

Current accounts receivable from tenants primarily relate to contractual minimum rent, percentage rent and recovery income.

In accordance with ASC 842, income for operating leases is recognized on straight-line basis over the expected term of the lease for all leases for which collectibility is considered probable at the commencement date. The Venture monitors the collectability of its accounts receivable from tenants on an ongoing basis, analyzes historical bad debts, customer creditworthiness, current economic trends and changes in tenant payment terms when evaluating the likelihood of tenant payment.  For operating leases in which collectibility of rental income is not considered probable, rental income is limited to the lesser of rental income recognized under accrual accounting basis or cash received. Allowances are taken for those balances that the Venture has reason to believe may be uncollectible in the period it is determined not to be probable of collection.  When tenants are in bankruptcy, the Venture makes estimates of the expected recovery of pre-petition and post-petition claims.  The period to resolve these claims can exceed one year.  Management believes the allowance for doubtful accounts is adequate to absorb currently estimated bad debts.  However, if the Venture experiences bad debts in excess of the allowance it has established, its operating income would be reduced.  At December 31, 2022 and 2021, the Venture's accounts receivable were $4.1 million and $2.4 million, respectively, net of allowances for doubtful accounts of $0.7 million and $0.6 million, respectively.

In addition, many of the Venture's leases contain non-contingent rent escalations for which income is recognized on a straight-line basis over the non-cancelable lease term.  This method results in rental income in the early years of a lease being higher than actual cash received, creating a straight-line rent receivable asset which is included in the “Other assets, net” line item in the consolidated balance sheets.  The Venture reviews their unbilled straight-line rent receivable balance to determine the future collectability of revenue that will not be billed to or collected from tenants due to early lease terminations, lease modifications, bankruptcies and other factors.  The Venture's evaluation is based on its assessment of tenant credit risk changes indicating that expected future straight-line rent may not be realized.  Depending on circumstances, the Venture may provide a reserve against the previously recognized straight-line rent receivable asset for a portion, up to its full value, that it estimates may not be received.  The balance of straight-line rent receivable at December 31, 2022 and 2021, was $4.3 million and $2.1 million, respectively.  Reserves against the straight-line receivable balance were negligible as of both December 31, 2022 and 2021.  To the extent any of the tenants under these leases become unable to pay its contractual cash rents, the Venture may be required to write down the straight-line rent receivable from that tenant, which would reduce its operating income.

Net Real Estate

Net real estate assets that the Venture owns directly are stated at cost less accumulated depreciation.  Depreciation is computed using the straight-line method.  The estimated useful lives for computing depreciation are generally 10 – 40 years for buildings and improvements and 5 – 30 years for parking lot surfacing and equipment.  The Venture capitalizes all capital improvement expenditures associated with replacements and improvements to real property that extend the property's useful life and depreciates them over their estimated useful lives ranging from 15 – 25 years.  In addition, the Venture capitalizes qualifying tenant leasehold improvements and depreciates them over the lesser of the useful life of the improvements or the term of the related tenant lease.  The Venture also capitalizes direct external costs of procuring leases and amortizes them over the term of the lease.  If a tenant vacates before the expiration of its lease, the Venture charges unamortized leasing costs and undepreciated tenant leasehold improvements of no future value to expense.  The Venture charges maintenance and repair costs that do not extend an asset’s life to expense as incurred.

Sale of a real estate asset is recognized when (i) the parties to the sale contract have approved the contract and are committed to perform their respective obligations, (ii) the Venture can identify each party’s rights regarding the property to be transferred, (iii) the Venture can identify the payment terms for the property transferred, (iv) the contract has commercial substance (that is, the risk, timing or amount of the entity’s future cash flows is expected to change as a result of the contract), (v) it is probable that the Venture will collect substantially all of the consideration to which it will be entitled, and (vi) the Venture has satisfied its performance obligations by transferring control of the property. Typically, the timing of payment and satisfaction of performance obligations occur simultaneously on the disposition date upon transfer of control.

Acquisitions of properties are accounted for utilizing the acquisition method and, accordingly, the results of operations of an acquired property are included in the results of operations from the date of acquisition.  Estimates of fair values are based upon future cash flows and other valuation techniques in accordance with the fair value measurements policy, which are used to allocate the purchase price of acquired property among land, buildings on an “as if vacant” basis, tenant improvements, identifiable intangibles and any gain on purchase.  Identifiable intangible assets and liabilities include the effect of above-and below-market leases, the value of having leases in place (“as-is” versus “as if vacant” and absorption costs), other intangible assets such as assumed tax increment revenue bonds and out-of-market assumed mortgages.  Depreciation and amortization are computed using the straight-line method over the estimated useful lives of 40 years for buildings, and over the remaining terms of any intangible asset contracts and the respective tenant leases, which may include bargain renewal options. The impact of these estimates, including estimates in connection with acquisition values and estimated useful lives, could result in significant differences related to the purchased assets, liabilities and subsequent depreciation or amortization expense.

The capitalized costs associated with development and redevelopment projects are depreciated over the useful life of the improvements. If the Venture determines a development or redevelopment project is no longer probable, the Venture will expense all capitalized costs which are not recoverable.

Accounting for the Impairment of Long-Lived Assets
The Venture reviews its investment in real estate, including any related intangible assets, for impairment on a property-by-property basis whenever events or changes in circumstances indicate that the carrying value of the property may not be recoverable.  These changes in circumstances include, but are not limited to, changes in occupancy, rental rates, tenant sales, net operating income, real estate values and expected holding period. The viability of all projects under construction or development is regularly evaluated under applicable accounting requirements, including requirements relating to abandonment of assets or changes in use.  To the extent a project, or individual components of the project, is no longer considered to have value, the related capitalized costs are charged against operations.

Impairment provisions resulting from any event or change in circumstances, including changes in management’s intentions or management’s analysis of varying scenarios, could be material to the Venture's consolidated financial statements.

The Venture recognizes an impairment of an investment in real estate when the estimated undiscounted cash flow is less than the net carrying value of the property.  If it is determined that an investment in real estate is impaired, then the carrying value is reduced to the estimated fair value as determined by cash flow models and discount rates or comparable sales in accordance with the fair value measurement policy.

Other Assets, net

Other assets, net consist primarily of straight-line rent receivable, prepaid expenses and leasing costs which are amortized using the straight-line method over the terms of the respective agreements. Should a tenant terminate its lease, the unamortized portion of the leasing costs is charged to expense.

Cash and Cash Equivalents and Restricted Cash and Escrows

The Venture considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash balances in individual banks may exceed the federally insured limit by the Federal Deposit Insurance Corporation (the “FDIC”). As of December 31, 2022, the Venture had $9.6 million in excess of the FDIC insured limit. Restricted cash and escrows is principally comprised of funds held in escrow.

Income Taxes

The Venture conducts its operations with the intent of meeting the requirements applicable to a REIT under sections 856 through 860 of the Internal Revenue Code through each of its REIT Agreements. In order to maintain qualification as a REIT, each of the REIT subsidiaries are required to distribute annually at least 90% of its REIT taxable income, excluding net capital gain, to its shareholders. In addition, in order for the Venture to maintain its REIT status, beneficial ownership in each of the individual REIT subsidiaries must be held by 100 persons or more. In order to qualify for REIT status, the Venture has issued Series A Preferred Units under each of its REIT Agreements to individual holders in excess of this ownership level. As long as the Venture qualifies as a REIT, it will generally not be liable for federal corporate income taxes.

There were no income tax provision amounts during the years ended December 31, 2022 and December 31, 2021 included in the consolidated statements of operations. For the year ended December 31, 2020, the income tax provision related to excise tax incurred for undistributed income.

Preferred Members' Equity

As of December 31, 2022, the Venture had 1,250 Series A Preferred Units outstanding that have a liquidation preference of $1,000 per share and are entitled to cumulative preferential cash distributions at an annual rate of 12.0% of the total liquidation preference per share. The Series A Preferred Units may be redeemed in whole or in part at any time by the Venture for a redemption price of $1,000 per share, plus all accrued and unpaid distributions thereon, plus a redemption premium per share of $100 if redemption occurs before the second anniversary date of the original issuance. The holders of the Series A Preferred Units have no voting, major decision or redemption rights.

Common Members' Equity

Net income or loss available to common members is allocated to each member on a pro-rata basis based upon their ownership interest in the Venture. As of December 31, 2022, the ownership interests of RPT R2G Investor LLC, Ramco TRS LLC and USFI Omaha PTE LTD in the Venture were 51.3%, 0.2%, and 48.5%, respectively.

2. Real Estate

Included in net real estate are income producing shopping center properties that are recorded at cost less accumulated depreciation and amortization.

Construction in progress represents existing tenant build-out projects.  When projects are substantially complete and ready for their intended use, balances are transferred to land or building and improvements as appropriate. As of the years ended December 31, 2022 and December 31, 2021 the Venture's construction in progress balances were $8.3 million and $2.4 million, respectively. The increase in construction in progress from December 31, 2022 to December 31, 2021 was primarily to an ongoing expansion project associated with an existing grocer tenant at one of the Venture's properties which included the partial demolition and re-construction of a portion of the center.

3. Property Acquisitions

Acquisitions

The following table provides a summary of the Venture's acquisitions during 2022 and 2021:

				Gross
Property Name	Location	GLA	Date Acquired	Contract Price (1)	Purchase Price
		(In thousands)		(In thousands)
2022
Mary Brickell Village	Miami, FL	199	7/7/22	$216,000	$212,421
The Shops on Lane Avenue (2)	Upper Arlington, OH	184	10/27/22	80,800	80,721
Troy Marketplace (2)	Troy, MI	249	10/27/22	81,900	79,521
Total acquisitions		632		$378,700	$372,663

2021
East Lake Woodlands	Palm Harbor, FL	104	7/9/21	$25,500	$25,730
Village Shoppes of Canton	Canton, MA	284	7/12/21	61,500	61,363
South Pasadena Shopping Center	South Pasadena, FL	164	7/14/21	32,650	33,184
Bedford Marketplace	Bedford, MA	153	7/29/21	54,500	54,775
Dedham	Boston, MA	510	10/7/21	131,500	126,812
Total acquisitions		1,215		$305,650	$301,864

(1) Contract price does not include purchase price adjustments made at closing and capitalized closing costs.
(2) The Shops on Lane Avenue and Troy Marketplace, which were valued at a combined $162.7 million to the Venture, were contributed by RPT in exchange for an equity interest in the Venture equal to 51.5% of the contributed property value.

The total aggregate fair value of the acquisitions was allocated and is reflected in the following table in accordance with accounting guidance for asset acquisitions.  At the time of acquisition, these assets and liabilities were considered Level 3 fair value measurements:

	Year Ended December 31,
	2022	2021
	(In thousands)
Land	$150,911	$50,824
Buildings and improvements	195,291	219,211
Above market leases	1,329	7,906
Lease origination costs	34,654	34,442
Operating lease right-of-use assets	—	4,512
Below market leases	(9,522)	(8,231)
Operating lease liabilities	—	(6,800)
Net assets acquired	$372,663	$301,864

Total revenue and income for the 2022 and 2021 acquisitions in the Venture's consolidated statements of operation for the year ended December 31, 2022:

	Year Ended December 31,
	2022	2021

Consolidated revenue	$38,165	$10,165
Consolidated net income available to common members	$781	$722

4. Other Assets, Net and Acquired Lease Intangible Assets, Net

Other assets, net consisted of the following:

	December 31,
	2022	2021
	(In thousands)
Deferred leasing costs, net	$22,767	$15,017
Total amortizable other assets	22,767	15,017
Straight-line rent receivable, net	4,264	2,069
Prepaid and other deferred expenses, net	505	1,175
Other assets, net	$27,536	$18,261

Acquired lease intangible assets, net consisted of the following:

	December 31,
	2022	2021
	(In thousands)
Lease originations costs	$60,119	$37,811
Above market leases	10,999	9,914
	71,118	47,725
Accumulated amortization	(13,852)	(7,106)
Acquired lease intangibles, net	$57,266	$40,619

Acquired lease intangible assets have a remaining weighted-average amortization period of 9.4 years as of December 31, 2022.  These intangible assets are being amortized over the terms of the applicable leases.  Amortization of lease origination costs is an increase to amortization expense and amortization of above-market leases is a reduction to rental income over the applicable terms of the respective leases. Amortization of the above market lease asset resulted in a reduction of rental income of approximately $1.4 million, $0.8 million and $0.5 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Combined, amortizable other assets, net and acquired lease intangibles, net totaled $80.0 million. The following table represents estimated aggregate amortization related to those assets as of December 31, 2022:

Year Ending December 31,
(In thousands)
2023	$17,374
2024	13,388
2025	10,533
2026	7,970
2027	6,868
Thereafter	23,900
Total	$80,033

5. Mortgages Payable, Net

On February 9, 2022, the Venture entered into a fixed mortgage secured by Bedford Marketplace for an aggregate principal amount of $30.0 million. The mortgage has an annual rate of 2.93% and matures on March 1, 2032.

On February 10, 2022, the Venture entered into a fixed mortgage secured by Village Shoppes at Canton for an aggregate principal amount of $22.1 million. The mortgage has an annual rate of 2.81% and matures on March 1, 2029.

The following table summarizes the Venture's fixed rate mortgages:

		December 31, 2022		December 31, 2021
Mortgage Debt	Maturity Date	Principal Balance	Interest Rate/Weighted Average Interest Rate	Principal Balance	Interest Rate/Weighted Average Interest Rate
		(in thousands)		(in thousands)
Village Shoppes of Canton	3/1/2029	$22,050	2.81%	$—	—%
East Lake Woodlands	12/1/2031	12,750	2.94%	12,750	2.94%
South Pasadena	12/1/2031	16,330	2.94%	16,330	2.94%
Bedford Marketplace	3/1/2032	29,975	2.93%	—	—%
		$81,105	2.90%	$29,080	2.94%
Unamortized deferred financing costs		(1,052)		(564)
Total		$80,053		$28,516

The fixed rate mortgages are secured by properties that have an approximate net book value of $163.8 million as of December 31, 2022.

The mortgage loans encumbering the Venture's properties are generally nonrecourse, subject to certain exceptions for which the Venture would be liable for any resulting losses incurred by the lender.  These exceptions vary from loan to loan but generally include fraud or a material misrepresentation, misstatement or omission by the borrower, intentional or grossly negligent conduct by the borrower that harms the property or results in a loss to the lender, filing of a bankruptcy petition by the borrower, either directly or indirectly and certain environmental liabilities.  In addition, upon the occurrence of certain events, such as fraud or filing of a bankruptcy petition by the borrower, the Venture would be liable for the entire outstanding balance of the loan, all interest accrued thereon and certain other costs, including penalties and expenses.

The following table presents scheduled principal payments on mortgages as of December 31, 2022:

Year Ending December 31,	Principal Payments
(In thousands)
2023	$—
2024	—
2025	—
2026	—
2027	—
Thereafter	81,105
Subtotal debt	81,105
Unamortized deferred financing costs	(1,052)
Total	$80,053

6. Fair Value

The Venture utilizes fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.  The Venture, from time to time, may be required to record other assets at fair value on a nonrecurring basis.  As a basis for considering market participant assumptions in fair value measurements, GAAP establishes three fair value levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.  The assessed inputs used in determining any fair value measurement could result in incorrect valuations that could be material to the Venture's consolidated financial statements. These levels are:

Level 1    Valuation is based upon quoted prices for identical instruments traded in active markets.
Level 2    Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
Level 3    Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability.

The following is a description of valuation methodologies used for the Venture's assets and liabilities recorded at fair value.

Other Assets and Liabilities
The carrying values of cash and cash equivalents, restricted cash and escrows, accounts receivables and accounts payable and accrued expenses are reasonable estimates of their fair values because of the short maturity of these financial instruments.

Debt

The Venture estimated the fair value of its debt based on its incremental borrowing rates for similar types of borrowing arrangements with the same remaining maturity and on the discounted estimated future cash payments to be made for other debt.  The discount rates used approximate current lending rates for loans or groups of loans with similar maturities and credit quality, assumes the debt is outstanding through maturity and considers the debt’s collateral (if applicable).  Since such amounts are estimates that are based on limited available market information for similar transactions, there can be no assurance that the disclosed value of any financial instrument could be realized by immediate settlement of the instrument.

The Venture determined that the valuation of its fixed rate mortgages were classified within Level 3 of the fair value hierarchy. The Venture's Level 3 fixed rate mortgages had carrying values of $81.1 million and $29.1 million as of December 31, 2022 and 2021, respectively, and had fair values of approximately $63.9 million and $28.7 million, as of December 31, 2022 and 2021, respectively.

Net Real Estate

The Venture's net real estate, including any identifiable intangible assets, are regularly subject to impairment testing but marked to fair value on a nonrecurring basis.  To estimate fair value, the Venture uses discounted cash flow models that include assumptions of the discount rates that market participants would use in pricing the asset. To the extent impairment has occurred, the Venture charges to expense the excess of the carrying value of the property over its estimated fair value.  The Venture classifies impaired real estate assets as nonrecurring Level 3. The Venture did not have any assets or liabilities that were required to be measured at fair value on a nonrecurring basis during the years ended December 31, 2022 or 2021.

7. Acquired Lease Intangible Liabilities, Net

Acquired lease intangible liabilities, net were $24.1 million and $18.9 million as of December 31, 2022 and December 31, 2021, respectively. Acquired lease intangible assets have a remaining weighted-average amortization period of 15.8 years as of December 31, 2022. The lease intangible liabilities relate to below-market leases and are being accreted over the applicable terms of the acquired leases, which resulted in an increase in revenue of $4.3 million, $1.7 million and $2.6 million for the years ended December 31, 2022, 2021 and 2020, respectively.

Amortizable acquired lease intangibles liabilities, net totaled were $24.1 million. The following table represents estimated aggregate amortization related to Acquired lease intangible liabilities as of December 31, 2022:

Year Ending December 31,
(In thousands)
2023	$2,776
2024	2,550
2025	2,309
2026	1,957
2027	1,766
Thereafter	12,740
Total	$24,098

8. Leases

Rental Income

Approximate future minimum rents from non-cancelable operating leases in effect at December 31, 2022, assuming no new or renegotiated leases or option extensions on lease agreements and no early lease terminations were as follows:

Year Ending December 31,
(In thousands)
2023	$60,240
2024	54,049
2025	49,596
2026	41,844
2027	36,120
Thereafter	110,125
Total	$351,974

The Venture recognized rental income related to variable lease payments of $13.8 million and $7.0 million for the years ended December 31, 2022, and 2021, respectively.

Substantially all of the assets included as income producing properties, net on the consolidated balance sheets, relate to the Venture's wholly owned shopping centers, in which it is the lessor under operating leases with the Venture's tenants. The Venture’s portfolio was 95.3% and 92.7% leased as of December 31, 2022, and 2021, respectively.

Expenses

The Venture has one operating ground lease at Dedham Mall located in Dedham, Massachusetts. The lease includes rent escalations throughout the lease period and expires in July 2068. The Venture recognized operating ground lease cost of $0.4 million and $0.1 million for the years ended December 31, 2022 and December 31, 2021, respectively, which was included in non-recoverable operating expense. Cash paid for amounts included in the measurement of lease liabilities was $0.4 million and $0.1 million for the year ended December 31, 2022 and December 31, 2021, respectively, which was included as an operating cash flow within the consolidated statement of cash flows. The incremental borrowing rate used to measure the lease was 6.25% and the lease has a remaining term of 46 years.

Maturities of lease liabilities as of December 31, 2022 were as follows:

Maturity of Lease Liabilities	Operating Leases
(In thousands)
2023	$405
2024	405
2025	405
2026	405
2027	405
Thereafter	20,767
Total lease payments	$22,792
Less imputed interest	(15,968)
Total	$6,824

9.  Transactions with Management Company

The Venture pays an affiliate for property management, construction management and leasing services. The Venture paid $2.4 million, $1.4 million and $0.9 million to an affiliate for management fees for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The Venture paid $0.6 million, $0.4 million and $0.5 million for leasing fees to an affiliate for the years ended December 31, 2022, December 31, 2021 and December 31, 2020, respectively. The Venture paid $0.2 million to an affiliate for construction fees for the year ended December 31, 2022. Such charges are reflected in the consolidated statements of operations in other non-recoverable operating expense.

10.  Commitments and Contingencies

Construction Costs

In connection with the development and ongoing improvement of various shopping centers as of December 31, 2022 and 2021, the Venture had entered into agreements for construction costs of approximately $8.3 million and $2.0 million, respectively.
Litigation

The Venture is not currently involved in any litigation that would have a material effect on its consolidated financial statements.

Environmental Matters

The Venture is subject to numerous federal, state and local environmental laws, ordinances and regulations in the areas where it owns or operates properties. The Venture is not aware of any contamination which may have been caused by us or any of its tenants that would have a material effect on its consolidated financial statements.

As part of the Venture's risk management activities, it has applied and been accepted into state sponsored environmental programs which will expedite and assure satisfactory compliance with environmental laws and regulations should contaminants need to be remediated. The Venture also has an environmental insurance policy that covers it against third party liabilities and remediation costs.

While the Venture believes that it does not have any material exposure to environmental remediation costs, it cannot give absolute assurance that changes in the law or new discoveries of contamination will not result in additional liabilities to it.

11.  Subsequent Events

The Venture has evaluated subsequent events through February 16, 2023, the date these consolidated financial statements were issued and has not identified any items requiring adjustment to or disclosure in these consolidated financial statements.

R2G VENTURE LLC
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS
December 31, 2022
(in thousands of dollars)

	Balance at Beginning of Year	Charged to Costs and Expenses	Charged to Other Accounts	Deductions	Balance at End of Year

For the Year Ended December 31, 2022
Allowance for Doubtful Accounts	$577	614	(536)	—	$655
Straight Line Rent Reserve	$52	(14)	—	—	$38

For the Year Ended December 31, 2021
Allowance for Doubtful Accounts	$472	297	(192)	—	$577
Straight Line Rent Reserve	$11	41	—	—	$52

For the Year Ended December 31, 2020
Allowance for Doubtful Accounts	$—	639	(167)	—	$472
Straight Line Rent Reserve	$2	9	—	—	$11

R2G VENTURE LLC
SCHEDULE III
SUMMARY OF REAL ESTATE AND ACCUMULATED DEPRECIATION
December 31, 2022
(in thousands of dollars)

			INITIAL COST TO VENTURE		Capitalized Subsequent to Acquisition or Improvements, Net of Impairments	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD
Property	Location	Encumbrances	Land	Building & Improvements		Land	Building & Improvements	Total	Accumulated Depreciation	Date Constructed	Date Acquired

Bedford Marketplace	MA	$29,975	$15,285	$33,349	$209	$15,285	$33,140	$48,425	$1,718	1966	2021
Coral Creek Shops	FL	—	13,034	17,520	(328)	13,034	17,848	30,882	1,980	1992	2019
Dedham	MA	—	19,246	95,627	(2,252)	19,246	97,879	117,125	5,223	1960/1980	2021
East Lake Woodlands	FL	12,750	5,079	16,427	(247)	5,079	16,674	21,753	814	1982	2021
Mary Brickell Village	FL	—	135,637	64,738	(298)	135,637	65,036	200,673	1,108	2006	2022
Mission Bay Plaza	FL	—	35,596	54,881	895	35,596	53,986	89,582	5,908	1989	2019
South Pasadena	FL	16,330	6,927	23,047	(40)	6,927	23,087	30,014	1,227	1959/1971	2021
The Crossroads	FL	—	12,174	21,097	3,227	12,174	17,870	30,044	1,669	1988	2019
The Shops on Lane Avenue	OH	—	5,187	69,294	(92)	5,187	69,386	74,573	314	1952/2004	2022
The Shops at Old Orchard	MI	—	6,406	18,794	(129)	6,406	18,923	25,329	2,169	1972/2011	2019
Town & Country	MO	—	10,809	43,632	(3,447)	10,809	47,079	57,888	5,120	2008	2019
Troy Marketplace	MI	—	10,087	61,259	(469)	10,087	61,728	71,815	334	2000/2010	2022
Village Shoppes at Canton	MA	22,050	4,287	50,561	(330)	4,287	50,891	55,178	2,990	1966/2001	2021
TOTALS		$81,105	$279,754	$570,226	$(3,301)	$279,754	$573,527	$853,281	$30,574

SCHEDULE III
REAL ESTATE INVESTMENT AND ACCUMULATED DEPRECIATION
December 31, 2022

	Year ended December 31,
	2022	2021	2020
	(In thousands)
Reconciliation of total real estate carrying value:
Balance at beginning of year	$505,105	$232,803	$233,943
Additions during period:
Acquisition	346,202	270,035	—
Improvements	11,239	3,034	621
Deductions during period:
Cost of real estate sold/written off	(9,265)	(767)	(1,761)
Balance at end of year	$853,281	$505,105	$232,803
Reconciliation of accumulated depreciation:
Balance at beginning of year	$15,548	$6,719	$413
Depreciation Expense	16,577	9,275	6,462
Cost of real estate sold/written off	(1,551)	(446)	(156)
Balance at end of year	$30,574	$15,548	$6,719

Aggregate cost for federal income tax purposes	$905,697	$549,801	$243,257